Exhibit 99.1

  Nexxen Reports Second Quarter 2025 Financial Results

Generated record Q2 Contribution ex-TAC, programmatic revenue and CTV revenue

Increased Adjusted EBITDA Margin to 34% of Contribution ex-TAC from 32% in Q2 2024

Renewed and expanded strategic partnership with VIDAA in Q3 2025 through at least the end of 2029, and increasing investment in VIDAA by $35 million to accelerate their North American CTV and data footprint

NEW YORK, August 13, 2025 -- Nexxen International Ltd. (NASDAQ: NEXN) (“Nexxen” or the “Company”), a global, flexible advertising technology platform with deep expertise in data and advanced TV, announced today its financial results for the three and six months ended June 30, 2025.

Q2 2025 Financial Highlights

•	Record Q2 Contribution ex-TAC of $87.8 million, up 6% year-over-year
•	Record Q2 programmatic revenue of $85.0 million, up 8% year-over-year
•	Record Q2 CTV revenue of $28.4 million, up 1% year-over-year
•	CTV revenue reflected 33% of programmatic revenue compared to 36% in Q2 2024
•	Programmatic revenue increased to 93% of revenue from 89% in Q2 2024
•
Adjusted EBITDA of $29.9 million, up 12% year-over-year, representing a 34% Adjusted EBITDA Margin on a Contribution ex-TAC basis (33% on a revenue basis), compared to 32% (30% on a revenue basis) in Q2 2024

•	Video revenue reflected 68% of programmatic revenue compared to 74% in Q2 2024
•	$131.5 million cash and cash equivalents as of June 30, 2025, alongside no long-term debt and $50 million undrawn on the Company’s updated and extended revolving credit facility

“We achieved strong Q2 results driven by increased data and tech licensing revenue, highlighting the resilience and diversity of our end-to-end platform’s offerings,” said Ofer Druker, Chief Executive Officer of Nexxen. “Our execution has enabled us to effectively manage market volatility while advancing initiatives that position us for long-term success. The launch of nexAI has enhanced our differentiation while increasing performance across our platform and streamlining operations. Our sustained investments in future growth and integrating advanced advertising technology, AI and data are paying off, reinforcing our position as a strategic platform of choice and redefining what customers demand from their technology partners.”

Mr. Druker added, “Additionally, our ability to renew and expand our partnership with VIDAA in Q3 marks an important milestone that significantly strengthens our long-term CTV strategy. Through our increased investment, we’re moving from foundation-building to full-scale monetization, supporting VIDAA’s North American expansion to deliver greater ACR data scale and unique premium ad inventory to customers in the world’s largest advertising markets. This deepened partnership sharpens Nexxen’s competitive edge in data and CTV, extends our runway for sustainable revenue growth and unlocks considerable opportunity.”

Financial Guidance

o	Nexxen reaffirms its prior full year 2025 financial guidance:

•	Full year 2025 Contribution ex-TAC of approximately $380 million
•	Full year 2025 programmatic revenue to reflect approximately 90% of full year 2025 revenue
•	Full year 2025 Adjusted EBITDA of approximately $125 million

o
Despite macroeconomic uncertainty from Q2 extending into Q3 — primarily driven by tariffs, evolving U.S. trade policies and geopolitical tensions — the Company remains confident in its full year 2025 guidance. This confidence is based on the assumption that advertising conditions do not significantly deteriorate and that there are no material adverse changes in industry dynamics or customer spending behavior. The Company’s confidence is further reinforced by increasing enterprise relationships, self-service adoption and data and technology licensing revenue.

o
While the Company remains confident in its full year 2025 guidance — based on spending trends observed thus far in Q3 — it also acknowledges that heightened macroeconomic challenges could impact consumer spending, advertising demand and financial results.

o
Management will continue investing in technology, data and generative AI to build on the Company’s product momentum post nexAI launch. These investments are expected to enhance performance and customer adoption while driving greater internal efficiencies that further support increased profitability and Adjusted EBITDA Margin expansion in 2026 and beyond.

o	Management expects to continue investing in top-tier talent, particularly across its commercial and media teams, to enhance Nexxen’s ability to capitalize on its long-term growth opportunity.

Q2 2025 Operational Highlights and Recent Developments

•
Released nexAI, a comprehensive suite of AI-powered assistants and features vertically integrated across Nexxen’s unified platform designed to enhance performance across planning, activation, optimization and monetization — powered by proprietary data, machine learning and generative AI.

•
Launched first nexAI solutions in Q2 2025, including an AI-powered assistant within the Nexxen DSP and generative AI tools within the Nexxen Data Platform, such as the nexAI Discovery Assistant, which enables users to quickly generate detailed audience insights reports featuring sentiment analysis, interest mapping and strategic recommendations.

•
Renewed and expanded strategic partnership with VIDAA in Q3 2025, extending Nexxen’s exclusive global access to VIDAA’s automatic content recognition (“ACR”) data and securing exclusive video and display ad monetization rights on VIDAA media in North America through at least the end of 2029. Benefits relating to the updated partnership are expected to take effect starting in 2026.

•
Increasing investment in VIDAA by $35 million (to $60 million, or roughly 6% of VIDAA’s outstanding shares), as announced in Q3 2025, to accelerate their North American CTV expansion, which is expected to enhance the value of Nexxen’s exclusive ACR data, ad monetization rights and overall investment over time.

•	Added to the Russell 3000 Index as a direct result of streamlining to a single U.S. Ordinary Share listing in February 2025.

•
Increased Wall Street visibility by hosting the Company’s first U.S. Investor Day, attracting strong attendance from analysts, investors and banking partners, alongside significant streaming viewership.

•
Added 108 new actively spending first-time advertiser customers in Q2 2025 across health, technology, financial services and other verticals, including 43 new enterprise self-service advertiser customers and 5 new independent agencies leveraging Nexxen’s self-service solutions.

•	Onboarded 86 new supply partners across several verticals and formats in Q2 2025.

Share Repurchase Program and Capital Allocation Updates (Share Totals and Cost Basis Shown on a Post-Reverse-Split Basis)

o	Nexxen repurchased 3,937,280 Ordinary Shares during Q2 2025 at an average price of $9.91, investing approximately $39.1 million.
o
From March 1, 2022, when the Company launched a series of share repurchase programs, through June 30, 2025, Nexxen repurchased 26,558,752 Ordinary Shares, or 34.3% of shares outstanding, investing approximately $229.3 million.

o	As of July 31, 2025, the Company had approximately $7.2 million remaining on its Ordinary Share repurchase program authorization.
o
Nexxen’s Board of Directors intends to continue to evaluate implementing a new share repurchase program following completion of the ongoing program, subject to then current market conditions, necessary approvals and the Company’s valuation.

o
The Company will also invest an additional $35 million in VIDAA and explore strategic opportunities — expected to be smaller in size than Amobee — focused on expanding Nexxen’s monetizable data footprint, enhancing AI capabilities, accelerating revenue across its core business lines in the U.S. and internationally or entering new high growth markets.

Financial Highlights for the Three and Six Months Ended June 30, 2025 ($ in millions, except per share amounts)

	Three months ended June 30			Six months ended June 30
	2025	2024	%	2025	2024	%
IFRS Highlights
Revenue	90.9	88.6	3%	169.3	163.0	4%
Programmatic revenue	85.0	78.6	8%	156.8	144.2	9%
Operating profit (loss)	8.7	6.4	37%	12.2	(0.2)	6,269%

Net income (loss) margin on a gross profit basis	13%	5%		8%	(4%)

Total comprehensive income (loss)	11.3	2.9	285%	13.6	(4.4)	413%
Diluted earnings (loss) per share (*)	0.14	0.04	241%	0.16	(0.06)	387%

Non-IFRS Highlights
Contribution ex-TAC	87.8	83.1	6%	162.8	152.8	7%

Adjusted EBITDA	29.9	26.8	12%	53.1	38.7	37%
Adjusted EBITDA Margin on a Contribution ex-TAC basis	34%	32%		33%	25%

Non-IFRS net income	18.2	12.6	45%	28.8	13.8	110%
Non-IFRS diluted earnings per share (*)	0.29	0.18	66%	0.45	0.20	135%

(*) Prior period results have been retroactively adjusted to reflect the Company’s two-for-one reverse share split and the changes in par value from NIS 0.01 to NIS 0.02 effected on February 14, 2025. See also Note 1a of the Company’s annual financial statements on Form 20-F, filed on March 5, 2025, for details.

Second Quarter 2025 Financial Results Webcast and Conference Call Details

•	When: August 13, 2025, at 9:00 AM ET
•	Webcast: A live and archived webcast can be accessed from the Events and Presentations section of Nexxen’s Investor Relations website at https://investors.nexxen.com/
•	Participant Dial-In Numbers:
o	U.S. / Canada Toll-Free Dial-In Number: (888) 596-4144
o	U.K. Toll-Free Dial-In Number: +44 800 260 6470
o	International Dial-In Number: +1 (646) 968-2525
o	Conference ID: 2738966

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize data and advanced TV in the ways that are most meaningful to them. Our flexible and unified technology stack comprises a demand-side platform (“DSP”) and supply-side platform (“SSP”), with the Nexxen Data Platform at its core. With streaming in our DNA, Nexxen’s robust capabilities span discovery, planning, activation, monetization, measurement and optimization – available individually or in combination – all designed to enable our partners to achieve their goals, no matter how far-reaching or hyper niche they may be.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on Nasdaq (NEXN). For more information, visit www.nexxen.com.

For further information please contact:

Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Nexxen identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding anticipated financial results for full year 2025 and beyond; anticipated benefits of Nexxen’s strategic transactions and commercial partnerships; anticipated features and benefits of Nexxen’s products and service offerings, including anticipated benefits relating to the launch of nexAI; Nexxen’s positioning for accelerated growth and continued future growth; Nexxen’s medium- to long-term prospects; management’s belief that Nexxen is well-positioned to benefit from future industry growth trends and Company-specific catalysts; the Company’s plans with respect to its cash reserves as well as ongoing and future share repurchase programs and further investment in VIDAA; the anticipated benefits from the renewed and expanded strategic partnership with VIDAA; the anticipated impact of the Company’s generative AI initiative and its ability to contribute to the Company’s growth; management’s expectations to continue investments in technology, data and generative AI throughout 2025, and the anticipated impact of these investments; as well as any other statements related to Nexxen’s future financial results and operating performance. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Nexxen’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions, including risks related to tariff impacts or policy shifts (including trade negotiations or enforcement actions) that could materially affect market sentiment, consumer behavior and advertising demand; global conflicts and war, including the war and hostilities between Israel and Hamas, Hezbollah, the Houthis in Yemen and Iran, and how those conditions may adversely impact Nexxen’s business, customers and the markets in which Nexxen competes; changes in industry trends; and other negative developments in Nexxen’s business or unfavorable legislative or regulatory developments. Nexxen cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in the Company’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 5, 2025. Any forward-looking statements made by Nexxen in this press release speak only as of the date of this press release, and Nexxen does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Nexxen, and the Nexxen logo are trademarks of Nexxen International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.

Use of Non-IFRS Financial Information

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Adjusted EBITDA Margin, Non-IFRS Net Income and Non-IFRS Earnings per Share, each of which is discussed below.

These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments and review the reconciliation of these non-IFRS financial measures to their most comparable IFRS measures and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non-IFRS financial measures may differ from the items excluded from, or included in, similar non-IFRS financial measures used by other companies. See "Reconciliation of Revenue to Contribution ex-TAC," "Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA," and "Reconciliation of Net Income (Loss) to Non-IFRS Net Income," included as part of this press release.

o
Contribution ex-TAC: Contribution ex-TAC for Nexxen is defined as gross profit plus depreciation and amortization attributable to cost of revenue and cost of revenue (exclusive of depreciation and amortization) minus the Performance media cost (“traffic acquisition costs” or “TAC”). Performance media cost represents the costs of purchases of impressions from publishers on a cost-per-thousand impression basis in our non-core Performance activities. Contribution ex-TAC is a supplemental measure of our financial performance that is not required by or presented in accordance with IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Nexxen because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

o
Adjusted EBITDA: We define Adjusted EBITDA for Nexxen as total comprehensive income (loss) for the period adjusted for foreign currency translation differences for foreign operations, tax expenses, financial expenses (income), net, depreciation and amortization, stock-based compensation expenses, other expenses, net, and delisting related one-time costs. Adjusted EBITDA is included in the press release because it is a key metric used by management and our Board of Directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

o	Adjusted EBITDA Margin: We define Adjusted EBITDA Margin as Adjusted EBITDA as a percentage of Contribution ex-TAC.

o
Non-IFRS Net Income and Non-IFRS Earnings per Share: We define non-IFRS earnings per share as non-IFRS net income divided by non-IFRS weighted-average shares outstanding. Non-IFRS net income is equal to net income (loss) excluding amortization of acquired intangibles, delisting related one-time costs, stock-based compensation expenses, and other expenses, net, and also considers the tax effects of non-IFRS adjustments. In periods in which we have non-IFRS net income, non-IFRS weighted-average shares outstanding used to calculate non-IFRS earnings per share includes the impact of potentially dilutive shares. Potentially dilutive shares consist of stock options, restricted stock awards, restricted stock units and performance stock units, each computed using the treasury stock method. We believe non-IFRS earnings per share is useful to investors in evaluating our ongoing operational performance and our trends on a per share basis and also facilitates comparison of our financial results on a per share basis with other companies, many of which present a similar non-IFRS measure. However, a potential limitation of our use of non-IFRS earnings per share is that other companies may define non-IFRS earnings per share differently, which may make comparison difficult. This measure may also exclude expenses that may have a material impact on our reported financial results. Non-IFRS earnings per share is a performance measure and should not be used as a measure of liquidity. Because of these limitations, we also consider the comparable IFRS measure of net income (loss).

We do not provide a reconciliation of forward-looking non-IFRS financial metrics because reconciling information is not available without an unreasonable effort, such as attempting to make assumptions that cannot reasonably be made on a forward-looking basis to determine the corresponding IFRS metric.

Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA

	Three months ended June 30			Six months ended June 30
	2025	2024	%	2025	2024	%
($ in thousands)
Total comprehensive income (loss)	11,256	2,924	285%	13,647	(4,362)	413%
Foreign currency translation differences for foreign operation	(2,590)	(8)		(3,348)	404
Tax expenses	1,437	2,350		4,313	2,125
Financial expenses (income), net	(1,399)	1,091		(2,459)	1,636
Depreciation and amortization	15,521	15,504		30,788	31,297
Stock-based compensation expenses	5,709	3,444		8,609	6,078
Other expenses, net	-	1,488		-	1,488
Delisting related one-time costs	-	-		1,520	-
Adjusted EBITDA	29,934	26,793	12%	53,070	38,666	37%

Reconciliation of Revenue to Contribution ex-TAC

	Three months ended June 30			Six months ended June 30
	2025	2024	%	2025	2024	%
($ in thousands)
Revenue	90,948	88,577	3%	169,278	163,009	4%
Cost of revenue (exclusive of depreciation and amortization)	(12,057)	(15,557)		(23,256)	(30,095)
Depreciation and amortization attributable to cost of revenue	(12,531)	(11,449)		(24,825)	(23,215)
Gross profit (IFRS)	66,360	61,571	8%	121,197	109,699	10%
Depreciation and amortization attributable to cost of revenue	12,531	11,449		24,825	23,215
Cost of revenue (exclusive of depreciation and amortization)	12,057	15,557		23,256	30,095
Performance media cost	(3,141)	(5,449)		(6,483)	(10,199)
Contribution ex-TAC (Non-IFRS)	87,807	83,128	6%	162,795	152,810	7%

Reconciliation of Net Income (Loss) to Non-IFRS Net Income

	Three months ended June 30			Six months ended June 30
	2025	2024	%	2025	2024	%
($ in thousands)
Net income (loss)	8,666	2,916	197%	10,299	(3,958)	360%
Amortization of acquired intangibles	5,912	7,042		11,782	14,099
Delisting related one-time costs	-	-		1,520	-
Stock-based compensation expenses	5,709	3,444		8,609	6,078
Other expenses, net	-	1,488		-	1,488
Tax effect of Non-IFRS adjustments (1)	(2,083)	(2,306)		(3,367)	(3,951)
Non-IFRS net income	18,204	12,584	45%	28,843	13,756	110%

Weighted average shares outstanding—diluted (in millions) (2) (*)	62.0	71.1		63.8	71.7

Non-IFRS diluted earnings per share (in USD) (*)	0.29	0.18	66%	0.45	0.20	135%

(1)	Non-IFRS net income includes the estimated tax impact from the expense items reconciling between net income (loss) and non-IFRS net income
(2)	Non-IFRS earnings per share is computed using the same weighted-average number of shares that are used to compute IFRS earnings (loss) per share

(*) Prior period results have been retroactively adjusted to reflect the Company’s two-for-one reverse share split and the changes in par value from NIS 0.01 to NIS 0.02 effected on February 14, 2025. See also Note 1a of the Company’s annual financial statements on Form 20-F, filed on March 5, 2025, for details.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	June 30	December 31
	2025	2024
	USD thousands
Assets
ASSETS:
Cash and cash equivalents	131,459	187,068
Trade receivables, net	184,016	217,960
Other receivables	7,597	4,579
Current tax assets	4,859	3,373

TOTAL CURRENT ASSETS	327,931	412,980

Fixed assets, net	14,889	15,727
Right-of-use assets	26,575	31,500
Intangible assets, net	328,833	336,768
Deferred tax assets	16,951	17,800
Investment in shares	25,000	25,000
Other long-term assets	695	738

TOTAL NON-CURRENT ASSETS	412,943	427,533

TOTAL ASSETS	740,874	840,513

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	14,250	14,340
Trade payables	185,666	228,514
Other payables	42,108	38,526
Current tax liabilities	325	4,677

TOTAL CURRENT LIABILITIES	242,349	286,057

Employee benefits	289	300
Long-term lease liabilities	17,398	22,857
Deferred tax liabilities	549	445

TOTAL NON-CURRENT LIABILITIES	18,236	23,602

TOTAL LIABILITIES	260,585	309,659

SHAREHOLDERS’ EQUITY:
Share capital	340	377
Share premium	298,332	362,507
Other comprehensive income (loss)	872	(2,476)
Retained earnings	180,745	170,446

TOTAL SHAREHOLDERS’ EQUITY	480,289	530,854

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	740,874	840,513

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATION AND OTHER COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	For the six months ended June 30		For the three months ended June 30
	2025	2024	2025	2024
	USD thousands		USD thousands

Revenue	169,278	163,009	90,948	88,577

Cost of revenue (Exclusive of depreciation and amortization shown separately below)	23,256	30,095	12,057	15,557

Research and development expenses	27,729	24,912	14,965	12,531
Selling and marketing expenses	60,161	56,714	31,295	29,580
General and administrative expenses	15,191	18,700	8,406	7,560
Depreciation and amortization	30,788	31,297	15,521	15,504
Other expenses, net	-	1,488	-	1,488

Total operating costs	133,869	133,111	70,187	66,663

Operating profit (loss)	12,153	(197)	8,704	6,357

Financing income	(3,741)	(4,268)	(1,971)	(1,843)
Financing expenses	1,282	5,904	572	2,934

Financing expenses (income), net	(2,459)	1,636	(1,399)	1,091

Profit (loss) before taxes on income	14,612	(1,833)	10,103	5,266

Tax expenses	4,313	2,125	1,437	2,350

Profit (loss) for the period	10,299	(3,958)	8,666	2,916

Other comprehensive income (loss) items:
Foreign currency translation differences for foreign operation	3,348	(404)	2,590	8

Total other comprehensive income (loss) for the period	3,348	(404)	2,590	8

Total comprehensive income (loss) for the period	13,647	(4,362)	11,256	2,924

Earnings per share
Basic earnings (loss) per share (in USD) (*)	0.17	(0.06)	0.14	0.04
Diluted earnings (loss) per share (in USD) (*)	0.16	(0.06)	0.14	0.04

(*) Prior period results have been retroactively adjusted to reflect the Company’s two-for-one reverse share split and the changes in par value from NIS 0.01 to NIS 0.02 effected on February 14, 2025. See also Note 1a of the Company’s annual financial statements on Form 20-F, filed on March 5, 2025, for details.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Share capital	Share premium	Other comprehensive income (loss)	Retained earnings	Total
	USD thousands

Balance as of January 1, 2025	377	362,507	(2,476)	170,446	530,854
Total comprehensive income for the period
Profit for the period	-	-	-	10,299	10,299
Other comprehensive income:
Foreign currency translation	-	-	3,348	-	3,348

Total comprehensive income for the period	-	-	3,348	10,299	13,647

Transactions with owners, recognized directly in equity
Own shares acquired	(42)	(71,932)	-	-	(71,974)
Share based compensation	-	7,380	-	-	7,380
Exercise of share options	5	377	-	-	382

Balance as of June 30, 2025	340	298,332	872	180,745	480,289

Balance as of January 1, 2024	417	410,563	(2,441)	135,009	543,548
Total comprehensive loss for the period
Loss for the period	-	-	-	(3,958)	(3,958)
Other comprehensive loss:
Foreign currency translation	-	-	(404)	-	(404)

Total comprehensive loss for the period	-	-	(404)	(3,958)	(4,362)

Transactions with owners, recognized directly in equity
Own shares acquired	(24)	(23,352)	-	-	(23,376)
Share based compensation	-	6,196	-	-	6,196
Exercise of share options	4	619	-	-	623

Balance as of June 30, 2024	397	394,026	(2,845)	131,051	522,629

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Six months ended June 30
	2025	2024
	USD thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) for the period	10,299	(3,958)
Adjustments for:
Depreciation and amortization	30,788	31,297
Net financing expense (income)	(2,558)	1,442
Loss (gain) on leases modification	38	(4)
Remeasurement of net investment in a finance lease	-	1,488
Share-based compensation and restricted shares	8,609	6,078
Tax expenses	4,313	2,125

Change in trade and other receivables	33,071	13,740
Change in trade and other payables	(39,457)	9,136
Change in employee benefits	(20)	(26)
Income taxes received	137	462
Income taxes paid	(9,999)	(1,858)
Interest received	2,525	3,540
Interest paid	(1,115)	(4,793)

Net cash provided by operating activities	36,631	58,669

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits, net	(152)	226
Payments on finance lease receivable	604	885
Acquisition of fixed assets	(5,042)	(3,323)
Repayment of debt investment	42	51
Acquisition and capitalization of intangible assets	(8,152)	(7,456)

Net cash used in investing activities	(12,700)	(9,617)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(72,562)	(23,023)
Proceeds from exercise of share options	382	623
Leases repayment	(8,247)	(7,453)
Repayment of long-term debt	-	(100,000)
Net cash used in financing activities	(80,427)	(129,853)

Net decrease in cash and cash equivalents	(56,496)	(80,801)

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF PERIOD	187,068	234,308

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	887	(1,647)

CASH AND CASH EQUIVALENTS AS OF THE END OF PERIOD	131,459	151,860